August 28, 2015

VIA EDGAR

Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wilshire Mutual Funds, Inc. (the “Registrant”) File No. 811-07076

Dear Ms. Fettig:

This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant during a telephone conference on July 29, 2015 regarding the Registrant’s report on Form N-CSR for the period ended December 31, 2014.

The Registrant acknowledges with respect to each filing that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing in response to comments provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Wilshire Mutual Funds. Inc.

	By:	/s/ Jason Schwarz
	Name:	Jason Schwarz
	Title:	President

Wilshire Associates	www.wilshire.com